EXHIBIT 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 13, 2017

FAIRFAX ANNOUNCES ACQUISITION OF SUBORDINATE VOTING SHARES OF FAIRFAX INDIA HOLDINGS CORPORATION

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has acquired, through certain of its subsidiaries, on a private placement basis, 12,766,000 subordinate voting shares (“Subordinate Voting Shares”) of Fairfax India Holdings Corporation (“Fairfax India”), representing approximately 10.5% of the issued and outstanding Subordinate Voting Shares of Fairfax India (after giving effect to the Subordinate Voting Shares issued today by Fairfax India in connection with its previously-announced bought deal public offering and additional concurrent private placement of Subordinate Voting Shares to a third party). The acquisition by Fairfax of the Subordinate Voting Shares brings Fairfax’s total holdings of such securities to 13,562,864 Subordinate Voting Shares (or approximately 11.5% of all outstanding Subordinate Voting Shares). The Subordinate Voting Shares were purchased directly from Fairfax India by way of private placement at a price of US$11.75 (or approximately C$15.43) per Subordinate Voting Share, for an aggregate purchase price of US$150,000,500 (or approximately C$196,950,656). Rates of exchange are based on the C$/US$ close on January 12, 2017 (as reported by the Bank of Canada).

Before giving effect to the public offering and the concurrent private placements (collectively, the “Transactions”), Fairfax beneficially owned, and exercised control or direction over, (i) 796,864 Subordinate Voting Shares, representing approximately 1.1% of Fairfax India’s issued and outstanding Subordinate Voting Shares, and (ii) 30,000,000 multiple voting shares of Fairfax India (“Multiple Voting Shares”), representing 100% of the issued and outstanding Multiple Voting Shares. Fairfax’s aggregate ownership, control and direction of the Subordinate Voting Shares and Multiple Voting Shares before giving effect to the Transactions represented an approximate 29.4% equity interest and an approximate 95.3% voting interest in Fairfax India. After giving effect to the Transactions, Fairfax now beneficially owns, and exercises control or direction over, (a) 13,562,864 Subordinate Voting Shares, representing approximately 11.5% of Fairfax India’s issued and outstanding Subordinate Voting Shares, and (b) 30,000,000 Multiple Voting Shares, representing 100% of the issued and outstanding Multiple Voting Shares. Fairfax’s aggregate ownership, control and direction of the Subordinate Voting Shares and Multiple Voting Shares following completion of the Transactions represents an approximate 29.5% equity interest and an approximate 93.6% voting interest in Fairfax India (or an approximate 29.2% equity interest and an approximate 93.5% voting interest if the underwriters’ over-allotment option in connection with the public offering is exercised in full).

The Subordinate Voting Shares were acquired by Fairfax for investment purposes. Fairfax may determine to purchase additional Subordinate Voting Shares in the open market or otherwise or sell all or some of the Subordinate Voting Shares, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from John Varnell, Vice President, Corporate Development of Fairfax upon request at the telephone number below.

Fairfax and Fairfax India’s head and registered offices are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941